John T. McKenna

T: +1 650 843 5059

jmckenna@cooley.com

November 6, 2015

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Jeff Kauten, Staff Attorney Matthew Crispino, Staff Attorney Barbara C. Jacobs, Assistant Director

RE:	Instructure, Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed November 2, 2015 File No. 333-207349

Ladies and Gentlemen:

On behalf of Instructure, Inc. (the “Company”), we are providing this letter in response to comments (the “Comments”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated November 4, 2015 with respect to the Company’s Amendment No. 2 to Registration Statement on Form S-1, filed on November 2, 2015. The Company is concurrently filing an amendment to the Registration Statement on Form S-1 (the “Registration Statement”).

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of the Company’s responses correspond to the page numbers of the Registration Statement, as filed on the date hereof.

Certain Relationships and Related Party Transactions, page 112

1.	Please revise to disclose that certain of your directors, executive officers and key employees have expressed an interest in purchasing approximately $3.3 million of shares of your common stock in this offering at the initial public offering price.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 114 of the Registration Statement.

3175 HANOVER STREET, PALO ALTO, CA 94304 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

U.S. Securities and Exchange Commission

November 6, 2015

Page Two

Underwriters, page 130

2.	Please revise to disclose whether the shares that may be purchased by certain of your directors, executive officers and key employees will be subject to lock up agreements.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 130 of the Registration Statement.

Notes to Consolidated Financial Statements

Note 9. Stock-Based Compensation, page F-27

3.	Please refer to our prior comment 1. Please tell us why you interpolated a value for your February stock repurchase but not for any of your stock option grants. Please tell us whether your stock based compensation would be materially different if you used this approach to value all of your stock options.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the fair value of its common stock on the date of grant was determined by the Board of Directors in accordance with the guidance set forth in the AICPA’s Valuation of Privately-Held Company Equity Securities Issued as Compensation (the “Guide”). As disclosed on page 71 of the Registration Statement, the valuations prepared by the Company and a third-party valuation firm were part of several factors considered by the Board of Directors in determining the fair value of the common stock on the date of grant. In addition, these valuations were consistently prepared as of each quarter-end. Therefore, as discussed in our letter of October 21, 2015, the Company respectfully submits that the determination of the fair value of common stock for purposes of its stock option grants is appropriate. The Company respectfully advises the Staff that had it interpolated between quarter-end valuation dates to determine stock-based expense for financial reporting purposes, it would have recorded additional stock-based compensation of approximately $30,000, $145,000 and $259,000 during 2013, 2014 and 2015, respectively. The Company respectfully submits that such amounts are immaterial to its consolidated financial statements and financial position.

The Company advises the Staff that after reviewing precedent stock transactions by other registrants, it determined to interpolate between the quarter-end valuation dates to determine stock-based expense related to the repurchases of common stock from its employees for financial reporting purposes. The Company determined to interpolate between valuation dates as it did not have the benefit of a separate determination of fair value from its Board of Directors as of such repurchase dates. The Company respectfully submits that as it did not have a

3175 HANOVER STREET, PALO ALTO, CA 94304 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

U.S. Securities and Exchange Commission

November 6, 2015

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separate determination of fair value from its Board of Directors, that its methodology is reasonable.

4.	In your Amendment No. 1 to Form S-1, page F-30 you previously disclosed the weighted-average grant date fair value of stock underlying your option grants following the disclosure recommendation in Chapter 14.12.a. of the AICPA “Valuation of Privately-Held Company Equity Securities Issued as Compensation” and similarly under ASC 718-10-50-2.f.2 as a significant assumption. In that regard it appears you have not included that disclosure in Amendment No. 2. We note your disclosure that the exercise price of options is not necessarily equal to the estimated fair value of your common stock at date of grant. Please revise to include the recommended grant date fair value of common stock disclosures or tell us why disclosure is not necessary.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised its disclosure on page F-28 to include the range of the fair value of common stock for each period presented. Additionally, the Company has revised its disclosure on page F-28 to indicate that the exercise price is equal to the estimated fair value of the Company’s common stock at the date of grant. The Company has considered the disclosure recommendation in Chapter 14.12.a. of the AICPA’s Valuation of Privately-Held Company Equity Securities Issued as Compensation and believes that the assumptions disclosed on page F-28, as revised, as well as the disclosure of the weighted average exercise price and number of options granted on page F-29 are in accordance with ASC 718-10-50-2.f.2 and respectfully submits that such disclosures provide sufficient detail regarding the Company’s historical stock option grants to users of the Company’s financial statements.

* * *

3175 HANOVER STREET, PALO ALTO, CA 94304 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

U.S. Securities and Exchange Commission

November 6, 2015

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Please contact me at (650) 843-5059 with any questions or further comments regarding our responses to the Staff’s Comments.

Sincerely,

/s/ John T. McKenna

John T. McKenna

cc:	Joshua L. Coates, Instructure, Inc.

Steven B. Kaminsky, Instructure, Inc.

Matthew A. Kaminer, Instructure, Inc.

Alan Hambelton, Cooley LLP

Tony Jeffries, Wilson Sonsini Goodrich & Rosati, P.C.

Michael Nordtvedt, Wilson Sonsini Goodrich & Rosati, P.C.

3175 HANOVER STREET, PALO ALTO, CA 94304 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM